FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                               For 24 March, 2004
                         Commission File Number 0-30358

                                  ebookers plc
                                  ------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                       -----------------------------------
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X|   Form 40-F
                                   -----            ----


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                           Yes             No     |X|
                              -------           ----------

                               If "Yes" is marked,
                             indicate below the file
                             number assigned to the
                                  registrant in
                              connection with Rule
                                   12g3-2(b):

                                 Not applicable.
Enclosures:

6K  - London Stock Exchange Regulatory News   24 March, 2004                   3
Announcement - Notification of Major
Interests in Shares.

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

                              AVS NO. ___________

            All relevant boxes should be completed in block letters.


 1.   Name of company                         2. Name of shareholder
                                               having a major interest
EBOOKERS PLC
                                              THE GOLDMAN SACHS GROUP,
                                               INC
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3. Please state whether notification indicates 4. Name of the
 that it is in respect of holding of the       registered holder(s)
 shareholder named in 2 above or in respect of and, if more than one
 a non-beneficial interest or in case of an    holder, the number of
 individual holder if it is a holding of that shares held by each of person's spouse or children under the age of them
 18
                                              GOLDMAN SACHS SECURITIES
NOTIFICATION RELATES TO SHARES HELD BY         (NOMINEES) LIMITED
 SHAREHOLDER IN 2 BY ATTRIBUTION ONLY          (WITH GOLDMAN SACHS &
                                               CO ACTING AS
                                               CUSTODIAN): 26,416,136
                                               SHARES

                                              HELD AT - DEPOSITORY
                                               TRUST COMPANY OF
                                               NEWYORK (WITH GOLDMAN
                                               SACHS & CO ACTING AS
                                               CUSTODIAN FOR 933,938
                                               SHARES (466,969 ADRs)

                                              GOLDMAN SACHS SECURITIES
                                               (NOMINEES) LIMITED
                                               (WITH GOLDMAN SACHS &
                                               CO HOLDING BENEFICIAL
                                               INTEREST): 10,000
                                               SHARES

                                              REGISTERED AT - 'CREST'
                                               IN ACCOUNT 'CREPTEMP'
                                               (WITH GOLDMAN SACHS
                                               INTERNATIONAL HOLDING
                                               BENEFICIAL INTEREST):
                                               495,300
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5. Number of shares/ amount of     6.         7. Number of 8.
 stock acquired                     Percentage shares/      Percentage
                                    of issued  amount of    of issued
NOT KNOWN                           class      stock        class:  --
                                               disposed: --
                                   NOT KNOWN
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9. Class of security                          10. Date of   11. Date
                                               transaction: company
14P ORDINARY SHARES                            NOT KNOWN     informed:
                                                            24/03/2004

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12. Total holding following this notification 13. Total percentage holding of issued class
27,855,374 SHARES                              following this
                                               notification
                                               42.87%
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14. Any additional information                15. Name of contact and
                                               telephone number for
THIS NOTIFICATION DOES NOT ARISE FROM ANY      queries
 CHANGE IN THE BENEFICIAL OWNERSHIP OF DINESH HELEN O'BYRNE - 0207 489 2208 DHAMIJA OR ANY OTHER DIRECTOR, AS FAR AS THE
 COMPANY IS AWARE
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

16. Name and signature of company official responsible for making this notification

HELEN O'BYRNE, COMPANY SECRETARY AND GENERAL COUNSEL

Date of this notification: 24/03/2004
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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:   24  March, 2004
                                         Helen O'Byrne
                                         ------------------------------
                                         Company Secretary
                                         ebookers plc